Richard J. Coyle, Esq.	320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

August 12, 2022

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comment letter, dated June 13, 2022, regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 12, 2022 (the “Registration Statement”). The Registration Statement relates to the Bitwise Web3 ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A revised version of the prospectus has been set forth on Exhibit A.

Comment 1 – Fees and Expenses of the Fund

Please provide a completed fee table for the Fund.

Response to Comment 1

The Registrant will include a completed fee table in a subsequent amendment to the Registration Statement.

Comment 2 – Example

The last sentence preceding the example says, “although your actual costs may be higher or lower, based on these assumptions your costs would be: . . .” Please add, “whether you redeem or hold your shares” after “costs.”

Response to Comment 2

Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

Charlotte            Chicago      New York     Salt Lake City     San Francisco     Washington DC

Comment 3 – Principal Investment Strategies

Please provide the staff with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodology of the Bitwise Web3 Equities Index. See Securities Act of 1933 (“Securities Act”) Rule 418(a), 17 CFR 230.418(a) (“The Commission or its staff may, where it is deemed appropriate, request supplemental information concerning the registrant, the registration statement, the distribution of the securities, market activities and underwriters’ activities.”).

Response to Comment 3

Pursuant to the Staff’s request, the “white paper” has been provided under separate cover.

Comment 4 – Principal Investment Strategies

Please move the following disclosure to later in Item 4. “The Index Provider may prescribe changes to the selection criteria and other rules governing the Index and the method applied to calculate the Index, which it deems to be necessary and desirable in order to prevent material errors or to remedy, correct or supplement the Index methodology.”

Response to Comment 4

Pursuant to the Staff’s request, the referenced disclosure has been relocated to the penultimate paragraph of the section entitled “Principal Investment Strategies.”

Comment 5 – Principal Investment Strategies

Please provide the following information related to the indexing strategy:

a.       Whether the Fund will use a replication or representative sampling strategy.

b.       The name of the index provider and, if applicable, any affiliation with the Fund.

c.       How the components of the index are weighted.

d.       The rebalance and reconstitution process, including frequency of each.

e.       Disclose the duration of the Fund’s investments and define duration.

f.       Number or range of constituents in the index.

g.       The security selection methodology.

Response to Comment 5

The Registrant’s responses to the Staff’s questions are set forth in order below.

a.           The Fund currently intends to use a full replication strategy when tracking the Index. Pursuant to the Staff’s comment, this has been emphasized in the second sentence of the first paragraph of the section entitled “Principal Investment Strategies” set forth below:

The Fund, using a full replication approach, attempts to replicate, before fees and expenses, the performance of the Index. (emphasis added)

b.           The index provider is Bitwise Index Services, LLC, which is an affiliate of the Fund’s investment adviser, Bitwise Investment Manager, LLC. Pursuant to the Staff’s comment, this relationship has been highlighted in the first sentence of the penultimate paragraph of the section entitled “Principal Investment Strategies”:

The Index Provider is an affiliate of the Adviser.

c.           Pursuant to the Staff’s comment, the following disclosure has been set forth as the fifth paragraph of the section entitled “Principal Investment Strategies”:

The Index weights component securities pursuant to a modified market capitalization weighing methodology. The Index allocates 85% of its weight to Tier 1 and Tier 2 constituents and 15% of its weight to Tier 3 constituents. Tier 1 and Tier 2 constituents are initially assigned a weight pursuant to their market capitalization. Tier 1 constituent weights are then modified so that they receive a weight equal to 4X their natural market capitalization weight. Tier 2 constituents receive a weight equal to their natural market capitalization weight. The 15% index weight allocated to Tier 3 constituents is equally distributed among each Tier 3 constituent. The Index is generally expected to be composed of 40 securities.

d.           The Index is reconstituted and rebalanced quarterly. This disclosure is set forth as the first sentence of the eighth paragraph of the section entitled “Principal Investment Strategies,” set forth below:

The Index is rebalanced and reconstituted quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public.

e.           Duration is a term that is relevant to fixed income securities and not equity securities. As the Fund will only hold equity securities, this comment is inapplicable.

f.           The Index is generally expected to be composed of 40 securities. This disclosure has been added as the final sentence of the sixth paragraph of the section entitled “Principal Investment Strategies.”

g.           The Index utilizes a rules-based security selection methodology administered with input from the Bitwise Web3 Classification Group (the “Index Classification Group”). The Index’s initial starting universe is composed of all securities listed for trading on eligible securities exchanges. In general, a stock exchange will qualify as an eligible stock exchange if there is not an undue burden for U.S. investors to access and settle trades on that exchange in a timely fashion. These securities are then subjected to a number of screens based upon size eligibility, liquidity and free float. Securities with the following characteristics are removed from Index eligibility: (i) shares of companies with a minimum full market capitalization of less than $100,000,000; (ii) shares with a 3-month average daily traded value lower than $1 million; (iii) shares with a price above $50,000; and (iv) shares with a free float of less than 10%.

From the remaining pool of eligible securities, the Index Classification Group, a committee of industry experts, first seeks to identify those companies that will enable Web3, benefit from it, and/or see a material impact on their businesses from the growth of Web3. After such companies are identified, the Index Classification Group uses its expert knowledge – supported by information from corporate announcements and filings, public presentations, patent filings, third-party industry assessments, media coverage and scientific literature, and subject matter expert interviews – to determine the degree to which each company’s primary business model and/or growth prospects rely on the growth of one or more of the Web3 themes identified in the Index methodology: Web3 Financial Technologies, Web3 Infrastructure Providers, the Web3-Enabled Creator Economy, Web3-Enabled Metaverse and Digital Worlds and Web3 Development and Governance…

The Index Classification Group classifies relevant companies as Tier 1, Tier 2 or Tier 3 Web3 companies depending on the degree of to which their primary business model and/or growth prospects depend on any of these Web3 themes or a combination of Web3 themes. Once determined, the Index selects the thirty Tier 1 and Tier 2 securities with the largest market capitalizations and the ten Tier 3 securities with the largest market capitalizations and includes each as a component of the Index.

Comment 6 – Principal Investment Strategies

In the second paragraph of the section entitled “Principal Investment Strategies”:

a.           Please clarify the disclosure to explain the Fund’s principal investment strategies.

b.           Please provide the source(s) for the Web 2.0 disclosure and description.

c.           Please delete references that suggest regulators control “Web 2.0 corporations/platforms.” For example, please delete the reference to “nominal control of centralized government regulators.” We would not object to language that states that these companies may be subject to government regulations.

d.           Please include balanced disclosure. For example, the disclosure describes the “opportunities” of Web3, please include also include potential drawbacks of Web3.

e.           The disclosure says, Web3 refers to “an evolution in the core architecture that leverages blockchain technology.” Please include disclosure explicitly saying that the Fund will not invest directly or indirectly (e.g., bitcoin derivatives) in cryptocurrencies (e.g., bitcoin). Please revise the principal strategy disclosure as this indicates impermissibly wide discretion in regards to possible fund investments.

Response to Comment 6

The Registrant’s responses to the Staff’s questions are set forth in order below.

a.           Pursuant to the Staff’s request, the Registrant has revised the first two sentences of the referenced disclosure as set forth below:

The Index provides focused exposure to the equity securities of companies that are well-positioned to benefit from the emergence of Web3 and Web3 technologies (“Web3 Companies”). By seeking to track the Index pursuant to a replication methodology, the Fund seeks to provide such exposure to its shareholders. The Fund will invest substantially all, but at least 80%, of its net assets plus borrowings in securities issued by Web3 Companies.

b.           The sources for the brief description of Web2 are derived from industry experts employed by Bitwise Index Services, LLC.

c.           Pursuant to the Staff’s request, the Registrant has revised the referenced disclosure as set forth below:

“Web 2.0” describes the era of internet centralization, where most communication and commercial activity occurs on closed platforms owned by a few hugely powerful corporations, which may be subject to government regulations.

d.           Pursuant to the Staff’s request, the Registrant has revised the referenced disclosure as set forth below:

However, there is no guarantee that the promise of Web3 will ever be fully realized. For more information, please see “Principal Risks” below.

e.           Pursuant to the Staff’s request, the following disclosure has been included as the final sentence of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will not invest either directly or indirectly in cryptocurrencies, such as through direct holdings of cryptocurrencies (e.g. bitcoin) or indirectly through derivatives that reference cryptocurrencies (e.g. bitcoin derivatives).

Comment 7 – Principal Investment Strategies

In order to comply with the requirements of Investment Company Act of 1940 (“1940 Act”) Rule 35d-1, please disclose that the Fund will have policies to invest at least 80% of its net assets plus borrowings in the securities tied to Web 3.0 companies. Please confirm to us that the Fund will not include future revenue for purposes of the Fund’s 80% policy. In addition, please see comment 11 below.

Response to Comment 7

The Registrant confirms that the Fund will have at least 80% of its net assets plus borrowings invested in companies that have their economic fortunes tied to Web3 activities. Pursuant to the Staff’s comment, the following disclosure has been added as the first three sentences of the second paragraph of the section entitled “Principal Investment Strategies”:

The Index provides focused exposure to the equity securities of companies that are well-positioned to benefit from the emergence of Web3 and Web3 technologies (“Web3 Companies”). By seeking to track the Index pursuant to a replication methodology, the Fund seeks to provide such exposure to its shareholders. The Fund will invest substantially all, but at least 80%, of its net assets plus borrowings in securities issued by Web3 Companies.

Additionally, pursuant to the Staff’s comment, the index that the Fund seeks to track has been revised to exclude references to future revenue for purposes of meeting the Fund’s 80% investment test.

As discussed on a phone call between the Registrant and the Staff on July 11, 2022, the index methodology has been revised to align with the methodology utilized by the Ball Metaverse Index, the index that the Roundhill Ball Metaverse ETF seeks to track. For purposes of which companies are included in the Fund’s 80% investment test, the classification thresholds are now substantially similar.

Comment 8 – Principal Investment Strategies

Please revise the third paragraph of the section entitled “Principal Investment Strategies,” as the Staff believes that the categories are overbroad and should be focused directly on Web3.

Response to Comment 8

Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

Comment 9 – Principal Investment Strategies

Under the heading, “Web3 Infrastructure” in the section entitled “Principal Investment Strategies”:

a.           Please delete “including” and “among other capabilities” in the last sentence. Please disclose exactly what is covered.

b.           Please specify how the Fund will determine whether the technical capabilities will “be in high demand.”

c.           Please disclose and define what is “API,” i.e. application programing interface?

Response to Comment 9

The Registrant’s responses to the Staff’s questions are set forth in order below.

a.           Pursuant to the Staff’s request, the referenced disclosure has been revised as set forth below:

Web3 Infrastructure Providers: The emergence of Web3 will enable individuals to own their own data and property on the internet in a decentralized manner, which will create new ways to interact with the digital world. Companies are eligible for classification as Web3 Infrastructure companies if they provide technological capabilities that will be in high demand in a Web3-enabled world. These capabilities are privacy, computation and storage, cybersecurity, networking technology, graphical processing, computing facilities and equipment, hashrate, application programming interfaces (“APIs”), and distributed bandwidth.”

b.           In determining what technical capabilities will be in high demand, the Bitwise Web3 Classification Group will rely on deep domain knowledge, research on software architecture, and projections of the capabilities required to power the growth of Web3. These capabilities and the companies that engage in them may change over time as technologies evolve and the markets mature. The Committee will maintain and evolve its analysis using information from corporate announcements and filings, public presentations, patent filings, third-party industry assessments, media coverage and scientific literature, and subject matter expert interviews.

c.           Pursuant to the Staff’s request, the reference to “API” has been revised to “application programing interface.”

Comment 10 – Principal Investment Strategies

Under the heading, “Web3 Creator Economy” and “Web3 Metaverse and Digital Worlds” in the section entitled “Principal Investment Strategies”:

a.           Please clarify the disclosure to be more specific to Web 3.0. Currently, we believe this categorization is too broad and all-encompassing and could include a range of issuers beyond Web 3.0 creators.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below. Following the revised disclosure is a supplemental discussion regarding the differentiation because other market segments.

Web3-Enabled Creator Economy: The emergence of Web3 and digital ownership will empower individuals to build businesses, brands, and services in new ways and with a more direct connection between creators and their customers. Companies are eligible for classification as Web3-Enabled Creator Economy companies if their future growth prospects depend on helping individuals create, promote, design, build or sell goods and services on the internet in a manner that the individual seller retains control over the relationship with the buyer, rather than the platform retaining control over the relationship with the buyer.

The primary point of differentiation vs. a generalized (non-Web3) creator economy segment is that the category focuses on companies whose growth prospects depend on empowering individual creators to form direct connections with clients, rather than the platform aggregating and controlling that relationship. This change in the power dynamic between the platform and the creator is at the heart of what Web3 aims to achieve and has important ramifications for the competitive landscape and growth.

Web3-Enabled Metaverse and Digital Worlds: The emergence of Web3 facilitates the growth of open Metaverses and interconnected immersive digital worlds by allowing for interoperability and digital property rights. Companies are eligible for classification as Web3-Enabled Metaverse and Digital Worlds companies if they will directly benefit from this growth or participate in the design of these open and interconnected immersive digital worlds.

The primary point of differentiation is the focus on an “open” Metaverse and “interconnected” immersive digital worlds. To explain: There are broadly two competing visions for the Metaverse: One vision imagines one or more immersive digital worlds created, owned, and controlled by single companies; the second vision imagines an interconnected series of worlds that users can navigate between freely and/or have with digital property rights. The latter vision is the Web3 vision, relying on blockchain technology and specific design decisions to create the opportunity for an interconnected and open Metaverse. Those are the companies that will be captured in this category.

Comment 11 – Principal Investment Strategies

In the fourth paragraph of the section entitled “Principal Investment Strategies” that references the “Bitwise Web3 Classification Group”:

a.           Please provide more information about this group, including the individuals who comprise the group and the role of the group beyond determining the degree of each eligible company.

b.           Please remove all references to “future revenue.” We believe this is too speculative. Please note, we would not object if the Fund includes companies based on current revenue and/or if it devotes more than 50% of its assets to Web3.

c.           Please confirm that at least 85% of the Fund’s investments are in Tier 1 and Tier 2.

Response to Comment 11

The Registrant’s responses to the Staff’s questions are set forth in order below.

a.           Pursuant to the Staff’s request, the following disclosure has been included in the fourth paragraph of the section entitled “Principal Investment Strategies”:

From the remaining pool of eligible securities, the Index Classification Group, a committee of industry experts, first seeks to identify those companies that will enable Web3, benefit from it, and/or see a material impact on their businesses from the growth of Web3. After such companies are identified, the Index Classification Group uses its expert knowledge – supported by information from corporate announcements and filings, public presentations, patent filings, third-party industry assessments, media coverage and scientific literature, and subject matter expert interviews – to determine the degree to which each company’s primary business model, business operations and/or growth prospects rely on the growth of one or more of the Web3 themes identified in the Index methodology…

The following additional disclosure regarding the Bitwise Web3 Classification Group is set forth in the Item 9 disclosure entitled “Additional Information About the Fund’s Principal Investment Strategies”:

Bitwise Web3 Classification Group

The Bitwise Web3 Classification Group is a committee of industry experts which studies the emerging landscape of Web3 to identify the companies that will enable Web3, benefit from it, and see material impact on their businesses now and in the coming years. The Bitwise Web3 Classification Group operates independently of the operation and the Bitwise Equity Index Management Committee. The Bitwise Equity Index Management Committee is responsible for the management and implementation of the Index’s rules, for their continuing fitness for purpose, and for any periodic amendments thereto. It is also responsible, in the event of the rules not providing a clear process for the management of any situation, for determining the process to be followed. Members of the Bitwise Equity Index Management Committee may not serve on the Bitwise Web3 Classification Group.

The Bitwise Web3 Classification Group is currently composed of the following three members:

i.	Hunter Horsley - Co-founder and CEO, Bitwise Asset Management
ii.	Juan de Leon -- Research analyst, Bitwise Asset Management
iii.	Alyssa Choo - Equity analyst, Bitwise Asset Management

Together, these three members bring extensive experience and networks from the worlds of technology, sell-side financial research, buy side financial research, and crypto, with backgrounds at firms including Facebook, Bank of America, and US Global Investors.

The role of the Bitwise Web3 Classification Group is to evaluate all publicly listed equities and determine the degree to which each company’s primary business models and growth prospects are linked to the emergence of one of the five Web3 themes, and to classify relevant companies as Tier 1, Tier 2, or Tier 3 Web3 Companies depending on their exposure to the theme.

b.           Pursuant to the Staff’s request, all references to future revenue have been removed. The Registrant has adopted the 80% investment test substantially similar to the test employed by the Roundhill Ball Metaverse ETF.

c.           The Registrant confirms that at least 85% of the Fund’s investments are in Tier 1 Web3 Companies and Tier 2 Web3 Companies.

Comment 12 – Principal Investment Strategies

Please provide us a list of the index constituents. For each constituent, please identify each as a Tier 1, Tier 2, or Tier 3 issuer. Further, please identify which of the five criteria are applicable to each constituent.

Response to Comment 12

Pursuant to the Staff’s request, the requested information has been provided under separate cover.

Comment 13 – Principal Investment Strategies

The disclosure says that the Fund will invest in issuers located in emerging markets. Please disclose the method used for determining if a country is an emerging market.

Response to Comment 13

The Bitwise Equity Index Management Committee relies on MSCI’s publicly available list of emerging market countries to classify countries as emerging markets. For licensing reasons, MSCI will not be explicitly mentioned in the Registration Statement.

Comment 14 – Principal Investment Strategies

Please disclose any industries or sectors in which the Fund will invest, if known. Please also include applicable information relating to these industries and sectors in the “Principal Risks” section. Following the Fund’s launch, such disclosure will be updated annually at the time the Registration Statement is updated pursuant to the Fund’s annual update.

Response to Comment 14

The Registrant confirms that if the Fund has more than 20% of its net assets plus borrowings invested in an industry or sector at the time of the Fund’s launch, it will include corresponding disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks.”

Comment 15 – Principal Risks

We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risks Disclosure.

Response to Comment 15

Pursuant to the Staff’s request, certain significant risks have been moved to the front of the section entitled “Principal Risks.”

Comment 16 – Principal Risks

Inasmuch as emerging technologies is a principal risk; please include a corresponding investment strategy that Web3 is considered an “emerging technology.”

Response to Comment 16

The Registrant respectfully directs the Staff’s attention to the first sentence of the second paragraph of the section entitled “Principal Investment Strategies,” reproduced below:

The Index provides focused exposure to the equity securities of companies that are well-positioned to benefit from the emergence of Web3 and Web3 technologies.

Comment 17 – Principal Risks

The Principal Risks include “Portfolio turnover risks.” Accordingly, please disclose in the principal strategies section that the Fund will engage in active and frequent trading. See Item 9(b) of Form N-1A at Instruction 7.

Response to Comment 17

The Registrant has determined that the Fund will not engage in active and frequent trading, and accordingly has deleted “Portfolio Turnover Risk” from the section entitled “Principal Risks.”

Comment 18 – Performance

Please tell us the appropriate broad-based securities market index each Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Response to Comment 18

The Fund intends to use the S&P 500 Index as its broad-based securities market index.

Comment 19 – Management

Please disclose the investment sub-adviser and the portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund pursuant to Item 10 of Form N-1A.

Response to Comment 19

The Registration Statement has been revised to include the referenced disclosure.

Comment 20 – Additional Information About the Fund’s Principal Investment Strategies

Please revise the disclosure to explain in general terms how the Fund’s adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

Response to Comment 20

Pursuant to the Staff’s request, the following disclosure has been added as the first sentence of the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategy”:

The Fund will buy and sell securities based upon the composition of the Index, it will not engage in active management.

Comment 21 – Statement of Additional Information

The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

Response to Comment 21

The Statement of Additional Information will be revised to include all blank or incomplete disclosures in a subsequent amendment to the Registration Statement.

Comment 22 – Statement of Additional Information – Management of the Fund

We note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response to Comment 22

The Statement of Additional Information will be revised to include all blank or incomplete disclosures in a subsequent amendment to the Registration Statement.

Comment 23 – Statement of Additional Information – Management of the Fund

Please disclose if the Board will have an Interested Trustee as Chair. If so, please disclose whether there is a lead independent trustee and, if so, describe that person’s role in the leadership of the Board. See Item 17(b) of Form N-1A.

Response to Comment 23

The Board will have an Interested Trustee serve as its Chair. It is not currently anticipated that there will be a lead independent trustee.

Comment 24 – Statement of Additional Information – Suspension of Creations

Please add “of the 1940 Act” after the reference to Rule 6c-11. Currently, it is defined later under the paragraph titled, “Exceptions to Use of Creation Units.”

Response to Comment 24

Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

Comment 25 – Statement of Additional Information – Financial Statements

Please confirm that the Fund proposes to prepare and file, by means of a pre-effective amendment, audited seed financial statements as required by Item (25) of Schedule A of the Securities Act.

Response to Comment 25

The Fund confirms that it proposes to prepare and file, by means of a pre-effective amendment, audited seed financial statements as required by Item (25) of Schedule A of the Securities Act.

Comment 26 – Statement of Additional Information – Financial Statements

Please explain how the Fund intends to comply with Section 14(a) of the 1940 Act that requires new funds, which are not new series in an existing trust, to be seeded with at least $100,000 of initial capital.

Response to Comment 26

Prior to the effective date of the Registration Statement, the Registrant will execute a subscription agreement with Bitwise Asset Management, Inc. whereby Bitwise Asset Management, Inc. will subscribe for and purchase shares of the Fund in an amount of $100,000. It will be upon this initial deposit of money that the Fund’s independent registered public accounting firm will conduct the seed audit referenced by the Staff in Comment 25 above.

Comment 27 – Part C

Please include the indemnification undertaking required by Rule 484 of the Securities Act.

Response to Comment 27

The referenced undertaking will be included in a subsequent amendment to the Registration Statement.

Comment 28 – Signature Page

Under Section 6(a) of the Securities Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Response to Comment 28

The Registrant confirms that the signature page complies with Section 6(a) of the Securities Act.

Comment 29 – General Comments

Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to Comment 29

The Registration Statement will be revised to include all blank or incomplete disclosures in a subsequent amendment.

Comment 30 – General Comments

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

Response to Comment 30

The Fund has not submitted and does not expect to submit any exemptive applications or no-action requests.

Comment 31 – General Comments

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change.

Response to Comment 31

The Registrant understands and will comply therewith.

********

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard J. Coyle
Richard J. Coyle

cc:	Katherine Dowling, Esq. Kathleen Moriarty, Esq.

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
August 12, 2022

Prospectus

Bitwise®

Bitwise Web3 ETF

(NYSE Arca—BWEB)

______________, 2022

Bitwise Web3 ETF (the “Fund”) is a series of Bitwise Funds Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1
Additional Information About the Fund’s Principal Investment Strategies	11
Additional Risks of Investing in the Fund	15
Management of the Fund	21
How to Buy and Sell Shares	22
Dividends, Distributions and Taxes	23
Distributor	27
Net Asset Value	27
Fund Service Providers	28
Premium/Discount Information	28
Investments by Other Investment Companies	28
Financial Highlights	29

Bitwise Web3 ETF

Investment Objective

The Fund seeks investment results that, before fees and expenses, correspond generally to the performance of the Bitwise Web3 Equities Index (the “Index”).

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.__%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.__%

(1) “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$_______	$_______

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the example, affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its net assets plus borrowings in the securities comprising the Index. The Fund, using a full replication approach, attempts to reproduce, before fees and expenses, the performance of the Index. The index provider, administrator and owner of the Index is Bitwise Index Services, LLC (the “Index Provider”). Bitwise Investment Manager, LLC serves as the Fund’s investment adviser (“BIM” or the “Adviser”) and Vident Investment Advisory, LLC serves as the Fund’s investment sub-adviser (the “Sub-Adviser”). The Fund will not invest either directly or indirectly in cryptocurrencies, such as through direct holdings of cryptocurrencies (e.g. bitcoin) or indirectly through derivatives that reference cryptocurrencies (e.g. bitcoin derivatives).

The Index provides focused exposure to the equity securities of companies that are well-positioned to benefit from the emergence of Web3 and Web3 technologies (“Web3 Companies”). By seeking to track the Index pursuant to a replication methodology, the Fund intends to provide such exposure to its shareholders. The Fund will invest substantially all, but at least 80%, of its net assets plus borrowings in securities issued by Web3 Companies. “Web 1.0” describes the era of decentralized, open protocols, where most online activity involved navigating to individual static webpages. “Web 2.0” describes the era of internet centralization, where most communication and commercial activity occurs on closed platforms owned by a concentrated number of powerful corporations, which may be subject to government regulations. The future era is “Web 3.0” or “Web3,” where such monopolistic control will be replaced by a decentralized system. Web3 refers to an evolution in the core architecture of the internet that leverages blockchain technology to make the internet more decentralized, secure and open. By providing all users the opportunity to own data and property in the digital world without relying on centralized intermediaries, Web3 provides an internet experience in which data privacy, decentralized ownership and community consensus act as key pillars of the ecosystem. However, there is no guarantee that the promise of Web3 will ever be fully realized. For more information, please see “Principal Risks” below.

The Index utilizes a rules-based security selection methodology administered with input from the Bitwise Web3 Classification Group (the “Index Classification Group”). The Index’s initial starting universe is composed of all securities listed for trading on eligible securities exchanges. In general, a stock exchange will qualify as an eligible stock exchange if there is not an undue burden for U.S. investors to access and settle trades on that exchange in a timely fashion. These securities are then subjected to a number of eligibility screens based upon size, liquidity and free float. Securities with the following characteristics are removed from Index eligibility: (i) shares of companies with a minimum full market capitalization of less than $100,000,000; (ii) shares with a 3-month average daily traded value lower than $1 million; (iii) shares with a price above $50,000; and (iv) shares with a free float of less than 10%.

1.	From the remaining pool of eligible securities, the Index Classification Group, a committee of industry experts, first seeks to identify those companies that will enable Web3, benefit from it, and/or see a material impact on their businesses from the growth of Web3. After such companies are identified, the Index Classification Group uses its expert knowledge, supported by information from corporate announcements and filings, public presentations, patent filings, third-party industry assessments, media coverage and scientific literature, and subject matter expert interviews, to determine the degree to which each company’s primary business model, business operations and/or growth prospects rely on the growth of one or more of the Web3 themes identified in the Index methodology: Web3 Finance, Web3 Infrastructure Providers, Web3-Enabled Creator Economy, Web3-Enabled Metaverse and Digital Worlds and Web3 Development and Governance. Additional information about each theme is set forth below. Web3 Finance: The emergence of Web3 will facilitate digital ownership and property rights by leveraging cryptography and blockchain technology. Companies are eligible for classification as Web3 Finance companies if they facilitate the ownership, transfer, trading, lending, or use of Web3 digital assets and cryptocurrencies in a financial manner.

2.	Web3 Infrastructure Providers: The emergence of Web3 will enable individuals to own their own data and property on the internet in a decentralized manner, which will create new ways to interact with the digital world. Companies are eligible for classification as Web3 Infrastructure Provider companies if they provide technological capabilities that will be in high demand in a Web3-enabled world. These capabilities include privacy, computation and storage, cybersecurity, networking technology, graphical processing, computing facilities and equipment, hashrate, application programming interfaces (“APIs”), and distributed bandwidth.
3.	Web3-Enabled Creator Economy: The emergence of Web3 and digital ownership will empower individuals to build businesses, brands, and services in new ways and with a more direct connection between creators and their customers. Companies are eligible for classification as Web3-Enabled Creator Economy companies if their future growth prospects depend on helping individuals create, promote, design, build or sell goods and services on the internet in a manner that the individual seller retains control over the relationship with the buyer, rather than the platform retaining control over the relationship with the buyer.
4.	Web3-Enabled Metaverse and Digital Worlds: The emergence of Web3 facilitates the growth of open Metaverses and interconnected immersive digital worlds by allowing for interoperability and digital property rights. Companies are eligible for classification as Web3-Enabled Metaverse and Digital Worlds companies if they will directly benefit from this growth or participate in the design of these open and interconnected immersive digital worlds.
5.	Web3 Development and Governance: The emergence of Web3 has created new platforms with a new architecture wherein the community is responsible for development and governance of the platforms themselves. Companies eligible for classification as Web3 Development and Governance companies are those that contribute to development and governance of Web3 platforms themselves, or which provide specialized services or tools to enable individuals and other community members to do so.

The Index Classification Group classifies relevant companies as Tier 1, Tier 2 or Tier 3 Web3 companies pursuant to the criteria set forth below. The Fund will invest at least 85% of its net assets plus borrowings in Tier 1 Web3 Companies and Tier 2 Web3 Companies. Once determined, the Index selects the thirty Tier 1 and Tier 2 securities with the largest market capitalizations and the ten Tier 3 securities with the largest market capitalizations and includes each as a component of the Index.

Tier 1 Companies: Companies for which all or substantially all of their primary business models and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes.

Tier 2 Companies: Companies for which a majority of their business operations and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes.

Tier 3 Companies: Companies for which a material part of their business operations and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes. This group, however, will still have the majority of their business operations and/or growth prospects linked to activities outside of Web3.

The Index weights component securities pursuant to a modified market capitalization weighing methodology. The Index allocates 85% of its weight to Tier 1 and Tier 2 constituents and 15% of its weight to Tier 3 constituents. Tier 1 and Tier 2 constituents are initially assigned a weight pursuant to their market capitalization. Tier 1 constituent weights are then modified so that they receive a weight equal to 4X their natural market capitalization weight. Tier 2 constituents receive a weight equal to their natural market capitalization weight. The 15% index weight allocated to Tier 3 constituents is equally distributed among each Tier 3 constituent. The Index is generally expected to be composed of 40 securities.

The Index may be comprised of securities issued by companies with small, mid or large capitalizations operating in developed or emerging market countries. For determining which countries are “emerging market countries,” the Index relies upon the classifications of an unaffiliated third-party index provider.

The Index is rebalanced and reconstituted quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. In addition, if at any time the cumulative Index weight of Tier 1 and Tier 2 companies falls below 80% as of the close of any U.S. business day, the Index will enact an intra-quarter reweighting, and the weights of Tier 1 and Tier 2 constituents will be reset in aggregate to 85% of the portfolio.

The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated. As of ________, 2022, the Index was concentrated in companies comprising the _______ sector, although this may change from time to time. To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.

The Index Provider is an affiliate of the Adviser. The Index Provider may prescribe changes to the selection criteria and other rules governing the Index and the method applied to calculate the Index, which it deems to be necessary and desirable in order to prevent material errors or to remedy, correct or supplement the Index methodology.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940 (the “1940 Act”).

Principal Risks

As with all investments, there are certain risks of investing in the Fund. Fund Shares will change in value, and you could lose money by investing in the Fund. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The order of the risk factors set forth below does not indicate the significance of any particular risk factor.

Market Risk. The Fund’s investments are subject to changes in general economic conditions, general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in the actual or perceived creditworthiness of issuers, and general market liquidity. The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on the Fund and its investments.

Emerging Technologies Risk. The Fund invests in certain companies because of their use of emerging technologies associated with Web3. All of the risks associated with such technologies may not fully emerge until the technology is more widely used. The regulatory environment surrounding new technologies is often unclear. There is often uncertainty regarding the application of existing regulation and there can be no guarantee that new regulations will not be enacted that prohibit the use of a technology, modify its application, inhibit a technology’s widespread adoption or prevent a company from realizing all of its potential benefits. Companies that initially develop or adopt a novel technology may not be able to capitalize on it and there is no assurance that a company will derive any significant revenue from it in the future. An emerging technology may constitute a small portion of a company’s overall business and the success of a technology may not significantly affect the value of the equity securities issued by the company. In addition, a company’s stock price may be overvalued by market participants that value the company’s securities based upon expectations of a technology that are never realized.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant equity market, such as market volatility, or when political or economic events affecting an issuer occur. Common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer.

Asset Class Risk. Securities and other assets in the Index or in the Fund’s portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.

Blockchain Technology Risk. The Fund holds securities issued by companies for which blockchain technology is essential for their business prospects. Blockchain technology is relatively new and untested technology that operates as a distributed ledger. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Access to a given blockchain requires an individualized key, which, if compromised, could result in loss due to theft, destruction or inaccessibility. There is little regulation of blockchain technology other than the intrinsic public nature of the blockchain system. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. Blockchain technology is not a product or service that provides identifiable revenue for companies that implement, or otherwise use it. Therefore, the values of the companies included in an Index may not be a reflection of their connection to blockchain technology, but may be based on other business operations. Blockchain technology also may never be implemented to a scale that provides identifiable economic benefit to the companies included in the Index. There are currently a number of competing blockchain platforms with competing intellectual property claims. The uncertainty inherent in these competing technologies could cause companies to use alternatives to blockchain.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class.

Currency Risk. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, and therefore the value of such investments in the Fund’s portfolio. The Fund’s net asset value could decline if a currency to which the Fund has exposure depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning.

Cybersecurity Risk. The Fund is susceptible to operational risks due to breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks due to efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, or the issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cybersecurity breaches. Although the Fund has established risk management systems designed to reduce the risks associated with cybersecurity, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cybersecurity systems of issuers or third-party service providers.

Depositary Receipts Risk. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert the equity shares into depositary receipts and vice versa. Such restrictions may cause the equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Emerging Markets Risk. Investments in securities issued by governments and companies operating in emerging market countries involve additional risks relating to political, economic, or regulatory conditions not associated with investments in securities and instruments issued by U.S. companies or by companies operating in other developed market countries. Investments in emerging markets securities are generally considered speculative in nature and are subject to the following heightened risks: smaller market capitalization of securities markets which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital; rapid inflation; and currency convertibility issues. Emerging market countries also often have less uniformity in accounting and reporting requirements, unsettled securities laws, unreliable securities valuation and greater risk associated with custody of securities. Financial and other reporting by companies and government entities also may be less reliable in emerging market countries. Shareholder claims that are available in the U.S., as well as regulatory oversight and authority that is common in the U.S., including for claims based on fraud, may be difficult or impossible for shareholders of securities in emerging market countries or for U.S. authorities to pursue. Furthermore, investors may be required to register the proceeds of sales and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization or creation of government monopolies.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events may have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Information Technology Companies Risk. Information technology companies produce and provide hardware, software and information technology systems and services. These companies may be adversely affected by rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing and reduced profit margins, the loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new competitive product introductions and changing customer tastes. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies also heavily rely on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

Large Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

National Closed Market Trading Risk. To the extent that the underlying securities and/or other assets held by the Fund trade on non-U.S. exchanges or in non-U.S. markets that may be closed when the securities exchange on which Fund Shares trade is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed non-U.S. market). The impact of a closed foreign market on the Fund is likely to be greater where a large portion of the Fund’s underlying securities and/or other assets trade on that closed non-U.S. market or when the non-U.S. market is closed for unscheduled reasons. These deviations could result in premiums or discounts to the Fund’s NAV that may be greater than those experienced by other ETFs.

New Fund Risk. The Fund is a recently organized investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision.

Non-Diversification Risk. As a “non-diversified” fund, the Fund may hold a smaller number of portfolio securities than many other funds. To the extent the Fund invests in a relatively small number of issuers, a decline in the market value of a particular security held by the Fund may affect its value more than if it invested in a larger number of issuers. The value of the Fund Shares may be more volatile than the values of shares of more diversified funds.

Non-U.S. Securities Risk. Non-U.S. securities are subject to higher volatility than securities of domestic issuers due to possible adverse political, social or economic developments, restrictions on foreign investment or exchange of securities, capital controls, lack of liquidity, currency exchange rates, excessive taxation, government seizure of assets, the imposition of sanctions by foreign governments, different legal or accounting standards, and less government supervision and regulation of securities exchanges in foreign countries.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect the Fund’s ability to meet its investment objective. Although the Fund and the Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Passive Investment Risk. The Fund is not actively managed. The Fund invests in securities included in or representative of the Index regardless of investment merit. The Fund generally will not attempt to take defensive positions in declining markets. Additionally, the Fund’s return may not match the return of the Index for a number of reasons. The Fund incurs operating expenses not applicable to the Index, and may incur costs in buying and selling securities, especially when rebalancing the Fund’s portfolio holdings to reflect changes in the composition of the Index. The Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index. Additionally, although the Fund follows a defined Index rebalance schedule, the Index Provider could determine to suspend or delay a rebalance to a market event, during which time the Fund’s index tracking error may be heightened and could negatively impact investors. Lastly, a stock included in the Index may not exhibit the factor trait or provide specific factor exposure for which it was selected, and consequently, the Fund’s holdings may not exhibit returns consistent with that factor trait.

Small- and Mid-Capitalization Companies Risk. Small and/or mid capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, fewer products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Structural ETF Risks. The Fund is an ETF. Accordingly, it is subject to certain risks associated with its unique structure.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem, Fund Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting. Authorized Participant concentration risk may be heightened for ETFs, such as the Fund, that invest in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

Costs of Buying and Selling Fund Shares. Due to the costs of buying or selling Fund Shares, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

Premium/Discount Risk. As with all exchange-traded funds, Fund Shares may be bought and sold in the secondary market at market prices. The trading prices of Fund Shares in the secondary market may differ from the Fund’s daily net asset value per share and there may be times when the market price of the shares is more than the net asset value per share (premium) or less than the net asset value per share (discount). This risk is heightened in times of market volatility or periods of steep market declines.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at https://www._______________ and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser: Bitwise Investment Manager, LLC

Investment Sub-Adviser: Vident Investment Advisory, LLC

Portfolio Managers: The individuals primarily responsible for the day-to-day management of the Fund are Ryan Dofflemeyer and Austin Wen. Each has served as a portfolio manager since the Fund’s inception in _____ 2022.

●	Ryan Dofflemeyer, Senior Portfolio Manager at Vident Investment Advisory, LLC
●	Austin Wen, CFA, Portfolio Manager at Vident Investment Advisory, LLC

Purchase and Sale of Fund Shares

The Fund will issue (or redeem) Fund Shares to certain institutional investors (typically market makers or other broker-dealers) only in large blocks of Fund Shares known as “Creation Units.” Creation Unit transactions are conducted in exchange for the deposit or delivery of a designated portfolio of in-kind securities and/or cash.

Individual Fund Shares may only be purchased and sold on the Exchange, other national securities exchanges, electronic crossing networks and other alternative trading systems through your broker-dealer at market prices. Because Fund Shares trade at market prices rather than at net asset value (“NAV”), Fund Shares may trade at a price greater than NAV (premium) or less than NAV (discount). When buying or selling Fund Shares in the secondary market, you may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Fund Shares (bid) and the lowest price a seller is willing to accept for Fund Shares (ask) (the “bid-ask spread”). Recent information regarding the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads is available at https://www.__________________.

Tax Information

The Fund’s distributions are expected to be taxed as ordinary income, qualified dividend income and/or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or individual retirement account. Any withdrawals made from such tax-advantaged arrangement may be taxable to you.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund Shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser, Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Fund Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

Overview

The Fund is a series of Bitwise Funds Trust and is regulated as an “investment company” under the 1940 Act. The Fund operates as an index fund and is not actively managed by the Adviser. As such, the Fund’s investment objective is to provide investment results that, before fees and expenses, correspond generally to the performance of the Index. Each of the policies described herein, including the investment objective of the Fund, constitutes a non-fundamental policy that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (the “SAI”). There can be no assurance that the Fund’s objective will be achieved.

The Fund will buy and sell securities based upon the composition of the Index; it will not engage in active management. The Fund will generally invest in all the constituents comprising the Index in proportion to their weightings in the Index; however, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Index in those weightings. In those circumstances, the Fund may purchase a sample of the securities in the Index or utilize various combinations of other available investment techniques in seeking to replicate generally the performance of the Index as a whole. This is known as “representative sampling.” Should the Fund utilize a representative sampling strategy, it will invest in a sample of securities that collectively has an investment profile similar to that of the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (including, but not limited to, return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the Index. There also may be instances in which the Adviser or Sub-Adviser in seeking to track the Index may choose to (i) overweight a security in the Index, (ii) purchase securities not contained in the Index that the Adviser or Sub-Adviser believes are appropriate to substitute for certain securities in the Index, or (iii) utilize various combinations of other available investment techniques. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

The Fund’s investments are subject to certain requirements imposed by law and regulation, as well as the Fund’s investment strategy. These requirements are generally applied at the time the Fund invests its assets. If, subsequent to an investment by the Fund, this requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this requirement.

To the extent that a Fund’s Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investment to approximately the same extent as its Underlying Index.

Additional Information Regarding the Fund’s Principal Investment Strategy

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its net assets plus borrowings in the securities comprising the Index. The Fund, using a full replication approach, attempts to reproduce, before fees and expenses, the performance of the Index. The index provider, administrator and owner of the Index is Bitwise Index Services, LLC. Bitwise Investment Manager, LLC serves as the Fund’s investment adviser and Vident Investment Advisory, LLC serves as the Fund’s investment sub-adviser. Moorgate Benchmarks Limited (“Moorgate”) is the calculator of the Index. Moorgate is regulated by the Financial Conduct Authority as a registered benchmark administrator under the UK benchmarks regulation and by BaFin as a registered benchmark administrator under the EU benchmarks regulation. The Fund will not invest either directly or indirectly in cryptocurrencies, such as through direct holdings of cryptocurrencies (e.g. bitcoin) or indirectly through derivatives that reference cryptocurrencies (e.g. bitcoin derivatives).

The Index provides focused exposure to the equity securities of companies that are well-positioned to benefit from the emergence of Web3 and Web3 technologies (“Web3 Companies”). By seeking to track the Index pursuant to a replication methodology, the Fund intends to provide such exposure to its shareholders. The Fund will invest substantially all, but at least 80%, of its net assets plus borrowings in securities issued by Web3 Companies. “Web 1.0” describes the era of decentralized, open protocols, where most online activity involved navigating to individual static webpages. “Web 2.0” describes the era of internet centralization, where most communication and commercial activity occurs on closed platforms owned by a concentrated number of powerful corporations, which may be subject to government regulations. The future era is “Web 3.0” or “Web3,” where such monopolistic control will be replaced by a decentralized system. Web3 refers to an evolution in the core architecture of the internet that leverages blockchain technology to make the internet more decentralized, secure and open. By providing all users the opportunity to own data and property in the digital world without relying on centralized intermediaries, Web3 provides an internet experience in which data privacy, decentralized ownership and community consensus act as key pillars of the ecosystem. However, there is no guarantee that the promise of Web3 will ever be fully realized. For more information, please see “Principal Risks” below.

The Index utilizes a rules-based security selection methodology administered with input from the Bitwise Web3 Classification Group (the “Index Classification Group”). The Index’s initial starting universe is composed of all securities listed for trading on eligible securities exchanges. In general, a stock exchange will qualify as an eligible stock exchange if there is not an undue burden for U.S. investors to access and settle trades on that exchange in a timely fashion. These securities are then subjected to a number of eligibility screens based upon size, liquidity and free float. Securities with the following characteristics are removed from Index eligibility: (i) shares of companies with a minimum full market capitalization of less than $100,000,000; (ii) shares with a 3-month average daily traded value lower than $1 million; (iii) shares with a price above $50,000; and (iv) shares with a free float of less than 10%.

From the remaining pool of eligible securities, the Index Classification Group, a committee of industry experts, first seeks to identify those companies that will enable Web3, benefit from it, and/or see a material impact on their businesses from the growth of Web3. After such companies are identified, the Index Classification Group uses its expert knowledge, supported by information from corporate announcements and filings, public presentations, patent filings, third-party industry assessments, media coverage and scientific literature, and subject matter expert interviews, to determine the degree to which each company’s primary business model, business operations and/or growth prospects rely on the growth of one or more of the Web3 themes identified in the Index methodology: Web3 Finance, Web3 Infrastructure Providers, Web3-Enabled Creator Economy, Web3-Enabled Metaverse and Digital Worlds and Web3 Development and Governance. Additional information about each theme is set forth below.

1.	Web3 Finance: The emergence of Web3 will facilitate digital ownership and property rights by leveraging cryptography and blockchain technology. Companies are eligible for classification as Web3 Finance companies if they facilitate the ownership, transfer, trading, lending, or use of Web3 digital assets and cryptocurrencies in a financial manner.
2.	Web3 Infrastructure Providers: The emergence of Web3 will enable individuals to own their own data and property on the internet in a decentralized manner, which will create new ways to interact with the digital world. Companies are eligible for classification as Web3 Infrastructure companies if they provide technological capabilities that will be in high demand in a Web3-enabled world. These capabilities are privacy, computation and storage, cybersecurity, networking technology, graphical processing, computing facilities and equipment, hashrate, application programming interfaces (“APIs”), and distributed bandwidth.
3.	Web3-Enabled Creator Economy: The emergence of Web3 and digital ownership will empower individuals to build businesses, brands, and services in new ways and with a more direct connection between creators and their customers. Companies are eligible for classification as Web3-Enabled Creator Economy companies if their future growth prospects depend on helping individuals create, promote, design, build or sell goods and services on the internet in a manner that the individual seller retains control over the relationship with the buyer, rather than the platform retaining control over the relationship with the buyer.
4.	Web3-Enabled Metaverse and Digital Worlds: The emergence of Web3 facilitates the growth of open Metaverses and interconnected immersive digital worlds by allowing for interoperability and digital property rights. Companies are eligible for classification as Web3-Enabled Metaverse and Digital Worlds companies if they will directly benefit from this growth or participate in the design of these open and interconnected immersive digital worlds.
5.	Web3 Development and Governance: The emergence of Web3 has created new platforms with a new architecture wherein the community is responsible for development and governance of the platforms themselves. Companies eligible for classification as Web3 Development and Governance companies are those that contribute to development and governance of Web3 platforms themselves, or which provide specialized services or tools to enable individuals and other community members to do so.

The Index Classification Group classifies relevant companies as Tier 1, Tier 2 or Tier 3 Web3 companies pursuant to the criteria set forth below. The Fund will invest at least 85% of its net assets plus borrowings in Tier 1 Web3 Companies and Tier 2 Web3 Companies.

Tier 1 Companies: Companies for which all or substantially all of their primary business models and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes.

Tier 2 Companies: Companies for which a majority of their business operations and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes.

Tier 3 Companies: Companies for which a material part of their business operations and/or growth prospects are directly linked to business activities associated with one or more of the Web3 themes. This group, however, will still have the majority of their business operations and/or growth prospects linked to activities outside of Web3.

The Index weights component securities pursuant to a modified market capitalization weighing methodology. The Index allocates 85% of its weight to Tier 1 and Tier 2 constituents and 15% of its weight to Tier 3 constituents. Tier 1 and Tier 2 constituents are initially assigned a weight pursuant to their market capitalization. Tier 1 constituent weights are then modified so that they receive a weight equal to 4X their natural market capitalization weight. Tier 2 constituents receive a weight equal to their natural market capitalization weight. The 15% index weight allocated to Tier 3 constituents is equally distributed among each Tier 3 constituent. The Index is generally expected to be composed of 40 securities. The Fund pursues a full replication strategy and will purchase and sell securities based upon the holdings of the Index.

The Index may be composed of securities issued by companies with small, mid or large capitalizations operating in developed or emerging market countries. For determining which countries are “emerging market countries,” the Index relies upon the classifications of an unaffiliated third-party index provider.

The Index is rebalanced and reconstituted quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. In addition, if at any time the cumulative Index weight of Tier 1 and Tier 2 companies falls below 80% as of the close of any U.S. business day, the Index will enact an intra-quarter reweighting, and the weights of Tier 1 and Tier 2 constituents will be reset in aggregate to 85% of the portfolio.

The Index Provider may prescribe changes to the selection criteria and other rules governing the Index and the method applied to calculate the Index, which it deems to be necessary and desirable in order to prevent material errors or to remedy, correct or supplement the Index methodology.

Non-Principal Strategies

Borrowing Money. The Fund may borrow money from a bank as permitted by the 1940 Act or the rules thereunder, or by the U.S. Securities and Exchange Commission (“SEC”) or other regulatory agency with authority over the Fund. The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).

Securities Lending. The Fund may lend its portfolio securities. A securities lending program allows the Fund to receive a portion of the income generated by lending its securities and investing the respective collateral. In connection with such loans, the Fund receives liquid collateral equal to at least 102% (105% for non-U.S. securities) of the value of the portfolio securities being lent. This collateral is marked to market on each trading day.

Bitwise Web3 Classification Group

The Bitwise Web3 Classification Group is a committee of industry experts which studies the emerging landscape of Web3 to identify the companies that will enable Web3, benefit from it, and see material impact on their businesses now and in the coming years. The Bitwise Web3 Classification Group operates independently of the operation and the Bitwise Equity Index Management Committee. The Bitwise Equity Index Management Committee is responsible for the management and implementation of the Index’s rules, for their continuing fitness for purpose, and for any periodic amendments thereto. It is also responsible, in the event of the rules not providing a clear process for the management of any situation, for determining the process to be followed. Members of the Bitwise Equity Index Management Committee may not serve on the Bitwise Web3 Classification Group.

The Bitwise Web3 Classification Group is currently composed of the following three members:

i.         Hunter Horsley - Co-founder and CEO, Bitwise Asset Management

ii.        Juan de Leon -- Research analyst, Bitwise Asset Management

iii.       Alyssa Choo - Equity analyst, Bitwise Asset Management

Together, these three members bring extensive experience and networks from the worlds of technology, sell-side financial research, buy side financial research, and crypto, with backgrounds at firms including Facebook, Bank of America, and US Global Investors.

The role of the Bitwise Web3 Classification Group is to evaluate all publicly listed equities and determine the degree to which each company’s primary business models and growth prospects are linked to the emergence of one of the five Web3 themes, and to classify relevant companies as Tier 1, Tier 2, or Tier 3 companies depending on their exposure to the theme.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Principal Risks

Market Risk. The Fund’s investments are subject to changes in general economic conditions, general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in the actual or perceived creditworthiness of issuers, and general market liquidity. The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on the Fund and its investments.

Emerging Technologies Risk. The Fund invests in certain companies because of their use of emerging technologies associated with Web3. All of the risks associated with such technologies may not fully emerge until the technology is more widely used. The regulatory environment surrounding new technologies is often unclear. There is often uncertainty regarding the application of existing regulation and there can be no guarantee that new regulations will not be enacted that prohibit the use of a technology, modify its application, inhibit a technology’s widespread adoption or prevent a company from realizing all of its potential benefits. Companies that initially develop or adopt a novel technology may not be able to capitalize on it and there is no assurance that a company will derive any significant revenue from it in the future. An emerging technology may constitute a small portion of a company’s overall business and the success of a technology may not significantly affect the value of the equity securities issued by the company. In addition, a company’s stock price may be overvalued by market participants that value the company’s securities based upon expectations of a technology that are never realized.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant equity market, such as market volatility, or when political or economic events affecting an issuer occur. Common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer.

Asset Class Risk. Securities and other assets in the Fund’s portfolio may underperform in comparison to other securities or indexes that track other countries, groups of countries, regions, industries, groups of industries, markets, market segments, asset classes or sectors. Various types of securities, currencies and indexes may experience cycles of outperformance and underperformance in comparison to the general financial markets depending upon a number of factors including, among other things, inflation, interest rates, productivity, global demand for local products or resources, and regulation and governmental controls. This may cause the Fund to underperform other investment vehicles that invest in different asset classes.

Blockchain Technology Risk. The Fund holds securities issued by companies for which blockchain technology is essential for their business prospects. Blockchain technology is relatively new and untested technology that operates as a distributed ledger. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Access to a given blockchain requires an individualized key, which, if compromised, could result in loss due to theft, destruction or inaccessibility. There is little regulation of blockchain technology other than the intrinsic public nature of the blockchain system. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. Blockchain technology is not a product or service that provides identifiable revenue for companies that implement, or otherwise use it. Therefore, the values of the companies included in an Index may not be a reflection of their connection to blockchain technology, but may be based on other business operations. Blockchain technology also may never be implemented to a scale that provides identifiable economic benefit to the companies included in the Index. There are currently a number of competing blockchain platforms with competing intellectual property claims. The uncertainty inherent in these competing technologies could cause companies to use alternatives to blockchain.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class. The Fund may experience increased price volatility and may be more susceptible to adverse economic, market, political, sustainability-related or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments.

Currency Risk. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, and therefore the value of such investments in the Fund’s portfolio. The Fund’s net asset value could decline if a currency to which the Fund has exposure depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning.

Cybersecurity Risk. The Fund is susceptible to operational risks due to breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks due to efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, or the issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cybersecurity breaches. Although the Fund has established risk management systems designed to reduce the risks associated with cybersecurity, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cybersecurity systems of issuers or third-party service providers.

Depositary Receipts Risk. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert the equity shares into depositary receipts and vice versa. Such restrictions may cause the equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts. There may be less publicly available information regarding the issuer of the securities underlying a depositary receipt than if those securities were traded directly in U.S. securities markets. Depositary receipts may or may not be sponsored by the issuers of the underlying securities, and information regarding issuers of securities underlying unsponsored depositary receipts may be more limited than for sponsored depositary receipts. The values of depositary receipts may decline for a number of reasons relating to the issuers or sponsors of the depositary receipts, including, but not limited to, insolvency of the issuer or sponsor. Holders of depositary receipts may have limited or no rights to take action with respect to the underlying securities or to compel the issuer of the receipts to take action.

Emerging Markets Risk. Investments in securities issued by governments and companies operating in emerging market countries involve additional risks relating to political, economic, or regulatory conditions not associated with investments in securities and instruments issued by U.S. companies or by companies operating in other developed market countries. Investments in emerging markets securities are generally considered speculative in nature and are subject to the following heightened risks: smaller market capitalization of securities markets which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital; rapid inflation; and currency convertibility issues. Emerging market countries also often have less uniformity in accounting and reporting requirements, unsettled securities laws, unreliable securities valuation and greater risk associated with custody of securities. Financial and other reporting by companies and government entities also may be less reliable in emerging market countries. Shareholder claims that are available in the U.S., as well as regulatory oversight and authority that is common in the U.S., including for claims based on fraud, may be difficult or impossible for shareholders of securities in emerging market countries or for U.S. authorities to pursue. Furthermore, investors may be required to register the proceeds of sales and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization or creation of government monopolies.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events may have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Information Technology Companies Risk. Information technology companies produce and provide hardware, software and information technology systems and services. These companies may be adversely affected by rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing and reduced profit margins, the loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new competitive product introductions and changing customer tastes. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies also heavily rely on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

Large Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

National Closed Market Trading Risk. To the extent that the underlying securities and/or other assets held by the Fund trade on non-U.S. exchanges or in non-U.S. markets that may be closed when the securities exchange on which Fund Shares trade is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed non-U.S. market). The impact of a closed foreign market on the Fund is likely to be greater where a large portion of the Fund’s underlying securities and/or other assets trade on that closed non-U.S. market or when the non-U.S. market is closed for unscheduled reasons. These deviations could result in premiums or discounts to the Fund’s NAV that may be greater than those experienced by other ETFs.

New Fund Risk. The Fund is a recently organized investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision.

Non-Diversification Risk. As a “non-diversified” fund, the Fund may hold a smaller number of portfolio securities than many other funds. To the extent the Fund invests in a relatively small number of issuers, a decline in the market value of a particular security held by the Fund may affect its value more than if it invested in a larger number of issuers. The value of the Fund Shares may be more volatile than the values of shares of more diversified funds.

Non-U.S. Securities Risk. Non-U.S. securities are subject to higher volatility than securities of domestic issuers due to possible adverse political, social or economic developments, restrictions on foreign investment or exchange of securities, capital controls, lack of liquidity, currency exchange rates, excessive taxation, government seizure of assets, the imposition of sanctions by foreign governments, different legal or accounting standards, and less government supervision and regulation of securities exchanges in non-U.S. countries.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect the Fund’s ability to meet its investment objective. Although the Fund and the Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Passive Investment Risk. The Fund is not actively managed. The Fund invests in securities included in or representative of the Index regardless of investment merit. The Fund generally will not attempt to take defensive positions in declining markets. Additionally, the Fund’s return may not match the return of the Index for a number of reasons. The Fund incurs operating expenses not applicable to the Index, and may incur costs in buying and selling securities, especially when rebalancing the Fund’s portfolio holdings to reflect changes in the composition of the Index. The Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index. Additionally, although the Fund follows a defined Index rebalance schedule, the Index Provider could determine to suspend or delay a rebalance to a market event, during which time the Fund’s index tracking error may be heightened and could negatively impact investors. Lastly, a stock included in the Index may not exhibit the factor trait or provide specific factor exposure for which it was selected, and consequently, the Fund’s holdings may not exhibit returns consistent with that factor trait.

Preferred Securities Risk. Preferred securities combine some of the characteristics of both common stocks and bonds. Preferred securities are typically subordinated to bonds and other debt securities in a company’s capital structure in terms of priority to corporate income, subjecting them to greater credit risk than those debt securities. Generally, holders of preferred securities have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may obtain limited rights. In certain circumstances, an issuer of preferred securities may defer payment on the securities and, in some cases, redeem the securities prior to a specified date. Preferred securities may also be substantially less liquid than other securities, including common stock.

Small- and Mid-Capitalization Companies Risk. Small and/or mid capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, fewer products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Structural ETF Risks. The Fund is an ETF. Accordingly, it is subject to certain risks associated with its unique structure.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem, Fund Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting. Authorized Participant concentration risk may be heightened for ETFs, such as the Fund, that invest in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

Costs of Buying and Selling Fund Shares. Due to the costs of buying or selling Fund Shares, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

Premium/Discount Risk. As with all exchange-traded funds, Fund Shares may be bought and sold in the secondary market at market prices. The trading prices of Fund Shares in the secondary market may differ from the Fund’s daily net asset value per share and there may be times when the market price of the shares is more than the net asset value per share (premium) or less than the net asset value per share (discount). This risk is heightened in times of market volatility or periods of steep market declines.

Non-Principal Risks

Securities Lending Risk. There are certain risks associated with securities lending, including the risk that the borrower may fail to return the securities on a timely basis or even the loss of rights in the collateral deposited by the borrower, if the borrower should fail financially. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. As a result, the Fund may lose money.

Management of the Fund

The Fund is a series of Bitwise Funds Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, distributor, custodian and fund administrative and accounting agent.

Investment Adviser. Bitwise Investment Manager, LLC, 400 Montgomery Street, Suite 600, San Francisco, California 94104, serves as the Fund’s investment adviser. In its capacity as Adviser, BIM manages the Fund’s investments subject to the supervision of the Board. BIM also arranges for sub-advisory, transfer agency, custody, fund administration, distribution and all other services necessary for the Fund to operate. In particular, BIM provides investment and operational oversight of the Sub-Adviser.

Investment Sub-Adviser. Vident Investment Advisory, LLC (“Vident”), 1125 Sanctuary Parkway, Suite 515, Alpharetta, Georgia 30009, serves as the Fund’s investment sub-adviser. In this capacity, Vident is responsible for trading portfolio securities for the Fund, including selecting broker-dealers to execute purchase and sale transactions or in connection with any rebalancing, subject to the supervision of the Adviser and the Board. For its services, the Sub-Adviser is entitled to a fee by the Adviser. The Sub-Adviser offers both high net worth individual and institutional clients portfolio management services in a variety of alternative investment offerings and is a registered investment adviser. As of December 31, 2021, the Sub-Adviser had approximately $10,144,922,687 billion in assets under management.

Portfolio Managers. Ryan Dofflemeyer and Austin Wen serve as the Fund’s portfolio managers.

●	Ryan Dofflemeyer, Senior Portfolio Manager of Vident. Mr. Dofflemeyer has over 16 years of trading and portfolio management experience across various asset classes including both ETFs and mutual funds. He is Senior Portfolio Manager for Vident, specializing in managing and trading of global equity and multi-asset portfolios. Prior to joining Vident, he was a Senior Portfolio Manager at ProShares for over $3 billion in ETF assets across global equities, commodities and volatility strategies. Before that, he was a Research Analyst at the Investment Company Institute in Washington DC. Mr. Dofflemeyer holds a BA from the University of Virginia and an MBA from the University of Maryland.
●	Austin Wen, CFA, Portfolio Manager at Vident. Mr. Wen has eight years of investment management experience. He joined Vident in 2014 and is a Portfolio Manager, specializing in portfolio management and trading of equity portfolios and commodities-based portfolios, as well as risk monitoring and investment analysis. Mr. Wen obtained a BA in Finance from the University of Georgia and holds the Chartered Financial Analyst designation.

For additional information concerning BIM and Vident, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Fund Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between BIM and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to BIM in an amount equal to 0.[__]% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate BIM for the services it provides to the Fund. Out of the unitary management fee, BIM pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, BIM is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between BIM, Vident and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), BIM has agreed to pay an annual sub-advisory fee to Vident in an amount based on the Fund’s average daily net assets. BIM is responsible for paying the entirety of Vident’s sub-advisory fee. The Fund does not directly pay Vident.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s next Annual Report to shareholders for the fiscal period ended _____________, 2022.

How to Buy and Sell Shares

Fund Shares are listed for secondary trading on the Exchange and individual Fund Shares may only be purchased and sold in the secondary market through a broker-dealer. The Exchange and secondary markets are closed on weekends and also are generally closed on the following holidays: New Year’s Day, Dr. Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Exchange may close early on the business day before certain holidays and on the day after Thanksgiving Day. Exchange holiday schedules are subject to change without notice. If you buy or sell Fund Shares in the secondary market, you will pay the secondary market price for Fund Shares. In addition, you may incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction.

The trading prices of Fund Shares will fluctuate continuously throughout trading hours based on market supply and demand rather than the relevant Fund’s net asset value, which is calculated at the end of each business day. Fund Shares will trade on the Exchange at prices that may be above (i.e., at a premium) or below (i.e., at a discount), to varying degrees, the daily net asset value of Fund Shares. The trading prices of Fund Shares may deviate significantly from the Fund’s net asset value during periods of market volatility. Given, however, that Fund Shares can be issued and redeemed daily in Creation Units, the Adviser believes that large discounts and premiums to net asset value should not be sustained over long periods.

Book Entry

Fund Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of, and holds legal title to, all outstanding Fund Shares. Investors owning Fund Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for Fund Shares.

DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Fund Shares, you are not entitled to receive physical delivery of stock certificates or to have Fund Shares registered in your name, and you are not considered a registered owner of Fund Shares. Therefore, to exercise any right as an owner of Fund Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book-entry or “street name” form.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Fund Shares only if the broker through whom you purchased Fund Shares makes such option available.

Taxes

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. The following disclosure may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Fund Status. The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

An adverse federal income tax audit of a partnership that the Fund invests in could result in the Fund being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

Distributions. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into three categories, exempt-interest dividends (if any), ordinary income distributions and capital gain dividends. Dividends that qualify as “exempt-interest dividends” generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Some portion of the ordinary income distributions that are attributable to dividends received by the Fund from shares in certain real estate investment trusts may be designated by the Fund as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your shares.

To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Fund Shares, which could result in you having to pay higher taxes in the future when Fund Shares are sold, even if you sell the Fund Shares at a loss from your original investment. A “return of capital” is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of a Fund’s dividend yield or total return of an investment in Fund Shares. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Fund Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income and exempt-interest dividends from the Fund are generally not included in your net investment income for purposes of this tax.

Dividends Received Deduction. A corporation that owns Fund Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Fund Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable income below certain thresholds). Some capital gains, including some portion of your capital gain dividends may be taxed at a higher maximum stated tax rate. Some portion of your capital gain dividends may be attributable to the Fund’s interest in a master limited partnership which may be subject to a maximum marginal stated federal tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. If you hold a Fund Share for six months or less, any loss incurred by you related to the disposition of such Fund Share will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Fund if the Fund declares exempt-interest dividends on a daily basis in an amount equal to at least 90 percent of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of any capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended, treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from regulated investment companies such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. Distributions with respect to shares in REITS and non-U.S. corporations are qualified dividends only in limited circumstances. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Sale of Fund Shares. If you sell or redeem your Fund Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Fund Shares from the amount you receive in the transaction. Your tax basis in your Fund Shares is generally equal to the cost of your Fund Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Fund Shares. Further, if you hold your Fund Shares for six months or less, any loss incurred by you related to the disposition of such Fund Shares will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the prior paragraph. An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Taxes on Purchase and Redemption of Creation Units. If you exchange securities for Creation Units, you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and the cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Expenses. Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. If the Fund pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Fund Shares.

Non-U.S. Tax Credit. Because the Fund may invest in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Non-U.S. Investors. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will be characterized as dividends for federal income tax purposes (other than dividends which a Fund properly reports as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest related dividend attributable to certain interest income received by the Fund or as short-term capital gain income dividend attributable to certain net short term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Fund Shares to determine the applicable withholding.

Investments in Certain Non-U.S. Corporations. If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Fund Shares.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Fund Shares.

Net Asset Value

The NAV of the Fund normally is determined once daily Monday through Friday, generally as of the close of regular trading hours of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern time) on each day that the NYSE is open for trading, based on prices at the time of closing, provided that any Fund assets or liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the prevailing market rates on the date of valuation as quoted by one or more data service providers. The NAV of the Fund is calculated by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by the total number of outstanding shares of the Fund, generally rounded to the nearest cent. The value of the securities and other assets and liabilities held by the Fund is determined pursuant to valuation policies and procedures approved by the Board.

Equity securities and other equity instruments for which market quotations are readily available are valued at market value, which is generally determined using the last reported official closing price or, if a reported closing price is not available, the last traded price on the exchange or market on which the security or instrument is primarily traded at the time of valuation. Shares of underlying open-end funds (including money market funds) are valued at net asset value. Shares of underlying exchange-traded closed-end funds or other ETFs are valued at their most recent closing price.

Generally, trading in non-U.S. securities and money market instruments is substantially completed each day at various times prior to the close of regular trading hours of the NYSE. The values of such securities used in computing the NAV of the Fund are determined as of such times.

When market quotations are not readily available or are believed by the Adviser to be unreliable, the Fund’s investments are valued at fair value. Fair value determinations are made by the Adviser in accordance with policies and procedures approved by the Board. The Adviser may conclude that a market quotation is not readily available or is unreliable if a security or other asset or liability does not have a price source due to its lack of trading or other reasons, if a market quotation differs significantly from recent price quotations or otherwise no longer appears to reflect fair value, where the security or other asset or liability is thinly traded, when there is a significant event subsequent to the most recent market quotation, or if the trading market on which a security is listed is suspended or closed and no appropriate alternative trading market is available.

For certain non-U.S. assets, a third-party vendor supplies evaluated, systematic fair value pricing based upon the movement of a proprietary multi-factor model after the relevant non-U.S. markets have closed. This systematic fair value pricing methodology is designed to correlate the prices of foreign assets in one or more non-U.S. markets following the close of the local markets to the prices that might have prevailed as of the Fund’s pricing time.

Fair value represents a good faith approximation of the value of an asset or liability. The fair value of an asset or liability held by the Fund is the amount the Fund might reasonably expect to receive from the current sale of that asset or the cost to extinguish that liability in an arm’s-length transaction. Valuing the Fund’s investments using fair value pricing will result in prices that may differ from current market valuations and that may not be the prices at which those investments could have been sold during the period in which the particular fair values were used. Use of fair value prices and certain current market valuations could result in a difference between the prices used to calculate the Fund’s NAV and the prices used by the Index, which, in turn, could result in a difference between the Fund’s performance and the performance of the Index.

Fund Service Providers

The Bank of New York Mellon (“BNY Mellon”), located at 240 Greenwich Street, New York, New York 10286, serves as the Fund’s administrator, custodian, transfer agent and securities lending agent. BNY Mellon is the principal operating subsidiary of The Bank of New York Mellon Corporation.

Chapman and Cutler LLP, 1270 Avenue of the Americas, New York, NY 10020, serves as legal counsel to the Trust.

_____________, _______________________, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www._________________.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Fund Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

Bitwise®

Bitwise Web3 ETF

For more detailed information on the Fund, several additional sources of information are available to you. The Fund’s SAI, incorporated by reference into this prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent SAI, annual or semi-annual reports and certain other information are available free of charge by calling the Fund at _________, on the Fund’s website at www.____________.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Bitwise Investment Manager, LLC

400 Montgomery Street, Suite 600

San Francisco, CA 94104

(415) 968-1843

www.____________.com

SEC File #333-

811-23801